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                                                                      EXHIBIT 3


                             [COMPANY LETTERHEAD]

November 16, 1998

To Our Stockholders:

      Our Board of Directors has approved the adoption of a stockholder rights plan that is intended to protect your interests in the event LAI Ward Howell is confronted with coercive takeover tactics. This letter provides you with a description of the plan and our reasons for adopting it. The plan is being implemented through a Stockholder Rights Agreement, the terms of which are briefly described in the Summary of Stockholder Rights Agreement attached to this letter. We urge you to read the summary carefully. This letter is for informational purposes only, and no action is required of you at this time.

      Similar to plans adopted by many U.S. public companies, the plan is designed to ensure that all of the Company's stockholders receive fair and equal treatment in the event of any proposal to acquire the Company. It also is intended to help protect the interests of our stockholders in the event of an unsolicited attempt to acquire the Company or abusive or unfair takeover tactics, including a gradual accumulation of shares in the open market, a partial, two-tier or inadequate tender offer that does not treat all stockholders equally, a squeeze-out merger and other abusive or unfair tactics that the Board believes are not in the best long-term interests of the stockholders. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their Common Stock. We consider the stockholder rights plan to be a valuable means of protecting both your right to retain your equity investment in the Company and the full value of that investment, while not foreclosing a fair acquisition bid for the Company.

      The adoption of this plan is not in response to any pending takeover or proposed change in control of the company. It is not intended to prevent a takeover of the Company and will not do so. This plan is merely a precaution taken to protect the rights of our stockholders and has been adopted in order to strengthen the ability of the Board to protect your interests. Adoption of the plan should not by itself affect any prospective acquirer who is willing to make an all-cash offer at a full and fair price or who is willing to negotiate with the Board of Directors, and certainly will not interfere with a merger or other business combination transaction approved by the Board. The effect of the plan is to encourage a prospective acquirer to negotiate with the Board a transaction that is fair to all stockholders.

      The plan provides for a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock. Effective as of the close of business November 16, 1998, the Rights are automatically attached to all shares of the Company's Common Stock, and you are now the owner of one Right for each share of Common Stock that you own. However, no action by you is required or permitted at this time with respect to the Rights, and no money should be sent to the Company.

      Each Right entitles the registered holder to purchase from the Company 1/100 of a share of the Company's Series A Junior Participating Preferred Stock



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(the "Preferred Stock") at a price of $50 per 1/100 of a share, subject to adjustment. The Preferred Stock is a new series of stock authorized in connection with the adoption of the stockholder rights plan. The Rights are not currently exercisable and have no current value. Therefore, certificates representing the Rights will not be issued at this time. Instead, the Rights will trade with and be represented by your Common Stock certificates. The Rights automatically attach to all outstanding shares of Common Stock and trade with those shares and will continue to automatically attach to all shares of Common Stock issued in the future.

      If the Rights become exercisable, they will entitle all stockholders -- except the takeover bidder -- to purchase stock in the Company at a discounted price. However, Rights held by persons who own 20% or more of the Company's outstanding Common Stock will be void. Under certain circumstances, the Rights will entitle the holder to buy shares in an acquiring entity at a discounted price. The Rights generally will become exercisable only if a person or group of persons acquires 20% or more of the Company's Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of persons of 20% or more of the Company's Common Stock. If the Rights become exercisable, separate certificates representing the Rights will be sent to all stockholders.

      After the Rights become exercisable, the Board of Directors may, at its option, effect an exchange of part or all of the Rights, other than Rights that have become void, for shares of the Company's Common Stock for each Right, subject to adjustment in certain circumstances. In addition, the Company's Board of Directors may elect to redeem all Rights for $.01 per Right, generally at any time prior to the Rights becoming exercisable. The Rights will expire November 15, 2008, unless earlier redeemed, exchanged or amended by the Board of Directors.

      The issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights has no dilutive effect and will not affect the Company's reported financial condition or results of operations, including earnings per share. The plan should not interfere with the Company's operating, financing or investing activities and will not change the way in which the Company's Common Stock currently is traded. The issuance of the Rights is not taxable to the Company or to you, although stockholders may, under certain circumstances, recognize taxable income if the Rights become exercisable.

      A summary of the plan explaining the terms and nature of the Rights is enclosed. We urge you to review the summary and retain it with your permanent records.


                                          On behalf of the Board of Directors,



                                          Robert L. Pearson
                                          Chairman and Chief Executive Officer